EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 10/15/25 to 10/22/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
10/15/2025	Buy	17,900	18.82
10/20/2025	Buy	51,509	18.97
10/21/2025	Buy	1,174	18.75
10/22/2025	Buy	115,371	18.80